July 13, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Jeff Kauten, Staff Attorney, Office of Technology

RE:	Global Blue Group Holding AG
Amendment No. 1 to Registration Statement on Form F-4
Filed June 19, 2020
File No. 333-236581

Dear Mr. Kauten:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated July 8, 2020 (the “Comment Letter”) regarding the above-referenced filing of Global Blue Group Holding AG (the “Company”) which filing included a preliminary prospectus of the Company and a preliminary proxy statement of Far Point Acquisition Corporation (“FPAC”). Please note that on July 8, 2020 the Company filed with the Commission Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”). Amendment No. 2 addressed certain of the comments in the Comment Letter, which had been discussed with us in advance.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Page references in the text of the Company’s responses correspond to page numbers in Amendment No. 2 unless otherwise noted. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Mr. Jeff Kauten

July 13, 2020

Amendment No. 1 to Registration Statement on Form F-4 filed on June 19, 2020

Global Blue

Selected Consolidated Statement of Financial Position Data, page 40

1.	Comment: Similar to your presentation here, please present the pro forma balance sheet reflecting the distribution accrual alongside the most recent historical balance sheet on page F-88.

Response: In response to this comment, page F-9 of Amendment No. 2 was revised to reflect this comment. This is now also consistent with the disclosure on page 41.

Other Financial Data of Global Blue, page 42

2.

Comment: Your response to prior comment 4 states that the Conversion Rate shows how much Adjusted EBITDA is available post capital expenditures to service other cash expenditures. In this context, it appears that the Conversion Rate represents a liquidity measure. Please revise to reconcile to the most directly comparable IFRS measure, cash provided by operating activities.

Response: In response to this comment, the non-IFRS measure “Conversion Rate” was removed in Amendment No. 2. Corresponding changes have been made throughout Amendment No. 2.

3.

Comment: We note your revised reconciliation in response to prior comment 4. However, we note that you exclude the cash flow effects associated with changes in working capital from the measure, which is prohibited per Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to ensure that your non-IFRS liquidity measure does not exclude any charges or liabilities that required or will require cash settlement.

Response: In response to this comment, the non-IFRS measure “Adjusted Free Cash Flow” was removed in Amendment No. 2. Corresponding changes have been made throughout Amendment No. 2.

The Business Combination Proposal

Background of the Business Combination, page 108

4.	Comment: We note your response to prior comment 9. Please disclose the date the other potential transaction was abandoned.

Response: In response to this comment, the Company and FPAC will amend the proxy statement/prospectus in a future filing as reflected on the revised page 108 included with this correspondence.

5.

Comment: We refer to the Far Point Acquisition Corporation press release dated June 26, 2020. Please include a discussion of the litigation involving Suvretta Capital Management, LLC and TOMS Capital Investment Management LP and its potential impact on the consummation of the business combination under the merger agreement.

Response: A detailed discussion of this matter was included in Amendment No. 2 under “Summary of the Proxy Statement/Prospectus – Recent Developments – Litigation Involving Two Primary PIPE Investors.” In further response to this comment, the Company and FPAC will amend the proxy statement/prospectus in a future filing as reflected on the revised page 121 included with this correspondence.

Mr. Jeff Kauten

July 13, 2020

Satisfaction of 80% Test, page 129

6.	Comment: Please disclose whether the FPAC board believes that Global Blue currently has a fair market value equal to at least 80% of the balance of the funds in the trust account.

Response: The Company and FPAC respectfully request the Staff to reconsider and withdraw this comment because (i) a reassessment of the 80% test is not legally required and (ii) FPAC believes that it would not provide additional material information to stockholders, each as further discussed below.

Under Section 9.3 of its certificate of incorporation (the “COI”), like those of many SPACs, FPAC’s initial business combination must be with a target company or companies whose fair market value is at least equal to 80% of the value of the funds held in trust for FPAC’s public stockholders (less certain amounts). This amount is approximately $500 million. The COI provides that this test be met “at the time of the agreement” respecting the business combination. As noted in the proxy statement/prospectus, FPAC’s board of directors determined that Global Blue satisfied this requirement concurrently with the execution of the Merger Agreement in January 2020. That determination fully satisfied the requirement under the COI. FPAC is not required by the COI or any other agreement to update that determination. In addition, it is not a closing condition to the parties’ obligation under the Merger Agreement that this 80% test be met at any point of time after signing and at or prior to the Closing.

Further, in considering its change in recommendation, FPAC’s board did not specifically consider whether or not this 80% test continued to be met. The factors considered by FPAC’s board are set out in detail in the proxy statement/prospectus. This discussion includes the disclosure on page 125 of Amendment No. 2 that “FPAC management informed the board that management believes the current value of Global Blue is significantly and materially lower than the value contemplated when the Transaction was approved by FPAC’s board.” FPAC believes the foregoing is the relevant and material point on valuation and that a determination of whether the specific value is above or below the 80% threshold would not provide any additional material information to FPAC’s stockholders. Finally, given the lack of financial forecasts from Global Blue, FPAC is not in a position to quantify a precise valuation of Global Blue and FPAC believes it would be impracticable to do so in the current circumstances.

Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Income Statement Earnings per share, page 162

7.

Comment: In your response to prior comment 17, you state that the Series A preferred shares and common stock participate in dividends equally on an as converted basis. Please revise to disclose how you applied the two-class method in determining pro forma earnings per share in accordance with paragraph A13 and A14 of IAS 33.

Response: In response to this comment, pages 155, 157 and 158 of Amendment No. 2 were revised to reflect this comment. Corresponding changes have been made throughout Amendment No. 2.

8.	Comment: Please reconcile the profit attributable to the owners of the parent used in the earnings per share calculation here to those in the pro forma combined income statements on page 158 and 159.

Response: In response to this comment, page 158 of Amendment No. 2 was revised to reflect this comment.

In addition, please note that Amendment No. 2 includes on pages 240-241 revised disclosure that responds to a comment provided orally by the Staff in a telephone conference on July 1, 2020 with respect to Global Blue’s liquidity.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 212.309.6843 or David Bionghi at 212.309.6138. Thank you for your time and consideration.

Very truly yours,

/s/ Howard Kenny

cc: Far Point Acquisition Corporation

Global Blue Group Holding AG

Simpson Thacher & Bartlett LLP

Warrant for an aggregate purchase price of $14,650,000. FPAC funded the Trust Account with $632,500,000 of the cash proceeds from the IPO, including $20,737,500 of deferred underwriter fees, and the related private placement.

Promptly following its IPO, FPAC commenced consideration of potential target businesses with the objective of consummating an Initial Business Combination. FPAC sought out potential target businesses based on internal research and through the networks of relationships of FPAC’s management, board of directors and with the assistance of professional service providers (lawyers, accountants, consultants and investment bankers). FPAC educated these parties on its structure as a special purpose acquisition company (“SPAC”) and its criteria for an acquisition. FPAC also responded to inquiries from investment bankers or other similar professionals who represented companies engaged in a sale or financing process. On a regular basis, FPAC’s directors were updated with respect to the status of the Initial Business Combination search. Input received from FPAC’s directors was material to its management’s evaluation of a potential business combination.

From the closing of FPAC’s IPO through the signing of the letter of intent with Global Blue in November 2019, representatives of FPAC contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged with several possible target businesses in discussions with respect to potential transactions.

During that period, Thomas W. Farley, FPAC’s Chief Executive Officer, President and Chairman, and David W. Bonanno, FPAC’s Chief Financial Officer and Director, as well as representatives of their team, identified and evaluated over 125 potential transactions, all with potential targets in the financial technology, or “fintech,” industry.

Based on FPAC’s initial screening efforts and selection criteria, FPAC had substantive discussions with 25 companies that were considered to be appropriate targets. These discussions covered various aspects of potential Initial Business Combinations such as target business operations, potential deal structures and other considerations.

After discussions with these candidates, FPAC advanced to the next phase of the selection process and executed non-disclosure agreements with 19 companies in order for FPAC to receive and evaluate these companies’ financial information, access data rooms containing these companies’ materials and/or review other written and verbal confidential information. After further discussions and consideration of the suitability of each potential target, FPAC ultimately executed non-binding letters of intent with Global Blue (in November 2019) and one other potential target company (earlier in 2019). This other potential target was a privately owned integrated software provider and payments processor specializing in workflow, human resources and scheduling solutions. The transaction was abandoned during the week of August 19, 2019 by the mutual consent of the parties after FPAC’s financial diligence indicated that financial performance would be below FPAC’s expectations.

The following paragraphs contain additional material details of the interactions between representatives of Global Blue, Silver Lake and FPAC.

On July 11, 2018, Mr. Farley and Mr. Bonanno met with Joseph Osnoss, then Managing Director of Silver Lake, at Silver Lake’s New York offices and discussed among other topics Global Blue’s business and its potential combination with FPAC. This initial meeting was followed up by a meeting on January 23, 2019 and a call on July 23, 2019 to discuss, among other topics, Global Blue’s business and the possibility of a transaction between Global Blue and FPAC. In between the January 2019 meeting and the July 2019 call, Mr. Farley had intermittent contacts with Mr. Osnoss and other representatives of Silver Lake.

On August 9, 2019, FPAC, Silver Lake and Global Blue executed a confidentiality agreement in respect of a possible transaction. From mid to late August 2019, representatives from FPAC and Silver Lake engaged on various preliminary due diligence topics. On August 23, 2019, representatives of FPAC, Global Blue, Silver

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The enterprise value on which the Cash Consideration and Share Consideration was based under the terms of the Merger Agreement would be reduced from €2.3 billion to €1.9 billion and the Cash and Share Consideration would be adjusted accordingly.

•	Globetrotter and Founder would each agree to have 1.5 million New Global Blue Shares to be received by them convert to earn-out shares that would have vesting conditions to be agreed.

•	The parties would discuss appropriate steps to enhance the value of the New Global Blue Warrants post-Closing.

If implemented, FPAC management’s framework would result, based on FPAC management’s analysis, in the Seller Parties receiving, in the Maximum Redemption Scenario (but excluding the redemption of the 9,487,500 FPAC shares purchased by Globetrotter after announcement of the Transaction), net cash proceeds of approximately €356 million at Closing, consisting of Cash Consideration of approximately €444 million less approximately €88 million, which Globetrotter would forego by not redeeming the 9,487,500 FPAC shares purchased after the announcement of the Transaction. In addition, the Seller Parties would receive an equity interest in New Global Blue of approximately 58.7%, of which €100.0 million would be in the form of Series A Preferred Shares. The equity interest would consist of 52.6% based on the Share Consideration and 6.1% from Globetrotter not redeeming its 9,487,500 FPAC shares purchased after announcement of the Transaction. In addition, if FPAC management’s framework were implemented, following the Closing of the Transaction New Global Blue’s cash would be €254 million higher (and net debt would be lower by the same amount) than under the current terms of the Transaction.

Under the current terms of the Transaction, the Seller Parties would receive, in the Maximum Redemption Scenario (including the 9,487,500 FPAC shares purchased by Globetrotter after announcement of the Transaction), cash proceeds of approximately €738 million at Closing, consisting of Cash Consideration of approximately €584 million plus a cash dividend of approximately €154 million. In addition, the Seller Parties would receive an equity interest in New Global Blue of approximately 55.6% (including estimates of certain closing adjustments under the Merger Agreement), of which €200.0 million would be in the form of Series A Preferred Shares. Also under the current terms, Globetrotter would be entitled to receive an additional approximately €88 million from the redemption of the 9,487,500 FPAC shares purchased by Globetrotter after the announcement of the Transaction, which amount is approximately equal to the purchase price Globetrotter paid for such shares. The Maximum Redemption Scenario assumes Globetrotter redeems such 9,487,500 FPAC shares, which Globetrotter is entitled to do, although Globetrotter has not made a decision whether or not it will redeem such FPAC shares.

On June 13, 2020, the FPAC board met and FPAC management updated them on the discussions with Globetrotter.

As of the date of the proxy statement/prospectus, the parties have not come to any agreement on changes to the terms of the Merger Agreement.

On June 22, 2020, New Global Blue and FPAC received a letter from two of the Primary PIPE Investors alleging that a closing condition set forth in their share subscription agreements is not capable of being satisfied and accordingly they will not consummate the purchase of the New Global Blue shares at the Closing. In response, New Global Blue and Globetrotter commenced an action in New York State Supreme Court captioned: SL GLOBETROTTER, L.P., GLOBAL BLUE GROUP HOLDING AG v. SUVRETTA CAPITAL MANAGEMENT, LLC, TOMS CAPITAL INVESTMENT MANAGEMENT LP. FPAC is not a party to this litigation. See “Summary of the Proxy Statement/Prospectus—Recent Developments—Litigation Involving Two Primary PIPE Investors.”

FPAC’s Board of Directors’ Reasons for the Change in Recommendation to AGAINST the Business Combination

After careful consideration and consultation with FPAC’s management and outside legal advisors, on May 6, 2020, FPAC’s board, consisting of two management directors and three independent directors, unanimously determined that the Business Combination Proposal is not advisable or fair to, or in the best interest of, FPAC

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